June 23, 2017
VIA EDGAR
Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: Carlisle Companies Incorporated
Form 10-K
Filed February 13, 2017
File No. 1-9278

Dear Ms. Rocha:

On behalf of Carlisle Companies Incorporated (the “Company”), we have the following responses to the comments in your comment letter dated June 9, 2017 related to the Company’s Form 10-K for the year ended December 31, 2016 filed by the Company on February 13, 2017 and the Form 10-Q for the period ended March 31, 2017 filed by the Company on April 28, 2017 (Commission File No. 1-9278).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment. All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-K for the year ended December 31, 2016

Management’s Discussion and Analysis, page 15

Results of Operations, page 18

1.
On page 23 you mention that the 2016 effective tax rate was primarily due to the impairment of goodwill and reduced in part by federal foreign tax credits. The rate reconciliation on page 68 shows an impact of tax credits of ($10.7 million) in 2016, compared to nil in 2015 and 2014. Given the materiality and lack of disclosure surrounding this item, please explain to us the transaction(s) generating the credits and/or the nature thereof, the jurisdiction and expiration dates of the most significant credits and why there is no impact in 2015 and 2014. Revise your disclosures in MD&A accordingly to the extent material.

Management Response:

In the fourth quarter of 2016, Carlisle made a distribution from a foreign subsidiary to the United States ("US"), which resulted in a taxable dividend and US Federal foreign tax credits for a net tax benefit of approximately $9 million.  In addition to US Federal foreign tax credits, Carlisle also realized US research and development and other credits that would otherwise not be material enough to separate in the tax rate reconciliation within Footnote 6 in the Notes to the Financial Statements in the Form 10-K for the year ended December 31, 2016.  The Company made no similar distributions in 2015 or 2014.   At the end of 2016, there were approximately $6.6 million of US Federal foreign tax credit carryovers, which have an expiration date of 2026.

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2017, the Company will revise its previous discussion in Results of Operations related to income taxes as follows:

The 2016 effective income tax rate of 38.9% differs from the U.S. Federal tax rate of 35% primarily due to the impairment of goodwill, reduced by foreign earnings taxed at lower rates, the deduction for U.S. manufacturing activities, US Federal foreign tax credits, and the recognition of certain state tax attributes.  The US Federal foreign tax credits arose in the fourth quarter of 2016 resulting from a non-cash distribution of capital from a foreign subsidiary generating a net tax benefit of approximately $9 million.   At the end of 2016, there were approximately $6.6 million of Federal foreign tax credit carryovers, which have an expiration date of 2026.
Form 10-Q for the period ended March 31, 2017

Management’s Discussion and Analysis, page 26

Business Performance, page 26

2.
We note your tabular presentation of EBIT and EBIT margin preceding Income from continuing operations, as well as in the Summary of Consolidated Financial Results on page 17 of your December 31, 2016 Form 10-K. Please provide a discussion comparing Income from continuing operations from the respective prior year period more prominently than your discussion of EBIT and EBIT margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DI available at www.sec.gov.

Management Response:

In future filings, beginning with the Company’s Form 10-Q for the period ending June 30, 2017, the Company will revise its disclosure for Income from continuing operations within Management's Discussion and Analysis in a manner similar to the following:
Business Performance

(in millions, except per share amounts)	Three Months Ended March 31,
	2017	2016	Change
Net Sales	$857.3	$794.0	8.0%
Income from continuing operations	$61.5	$68.5	(10.2)%
Diluted EPS from continuing operations	$0.94	$1.05	(10.5)%

EBIT	$96.7	$110.6	(12.6)%
EBIT Margin	11.3%	13.9%	(260)	bps

Net cash provided by operating activities	$31.9	$109.0	(70.7)%

Net sales increased in the first quarter of 2017 primarily due to higher net sales volume at Construction Materials related to the strength of the domestic roofing business as well as contribution from acquisitions, primarily San Jamar, in the FoodService Products segment.  These increases were partially offset by lower sales volume at Interconnect Technologies, due to customer in-sourcing initiatives as well as greater than anticipated shift in the quarter from standard in-flight entertainment and connectivity ("IFEC") products towards the new satellite connectivity platforms.

The decrease in Income from continuing operations, EBIT and EBIT margin in the first quarter of 2017 was primarily due to unfavorable operating performance at Interconnect Technologies as well as approximately $5.2 million of charges for the previously announced facility rationalization and plant restructuring projects and $3.9 million of acquired inventory costs. Partially offsetting the year-over-year decline was higher net sales volume in the Construction Materials segment and savings from COS. In addition, decline in Income from continuing operations was partially offset by lower tax expense.

Critical Accounting Estimates, page 35

3.
We note your CBF segment increase of sales of 1.7% was the first increase experienced since the third quarter of fiscal 2014 and segment EBIT continued to experience decreases. Please tell us how management considered the need for disclosure regarding potential additional impairments to CBF as you have done in previous periodic reports. Disclosure regarding any known trends or uncertainties is required by Item 303 of Regulation S-K.

Management Response:

In preparing the disclosures in our first quarter 2017 Form 10-Q, Management considered the disclosures made in the 2016 Form 10-K related to the CBF goodwill and indefinite-lived intangible asset impairment charges and concluded that highlighting the critical assumptions related to these impairments within Critical Accounting Estimates in the first quarter 2017 Form 10-Q as the most appropriate means to further highlight the risk for potential additional impairments.
In future filings, beginning with the Company’s Form 10-Q for the period ending June 30, 2017, the Company will revise its disclosure regarding potential future impairments to CBF in Critical Accounting Estimates in a manner similar to the following:
Indefinite-Lived Intangible Assets

During 2016, we recognized a pre-tax impairment charge of $11.5 million related to our Wellman trade name, primarily reflecting a decline in estimated future revenue related to this trade name. We continue to closely monitor actual results versus expectations as well as whether to what extent any significant changes in current events or conditions result in corresponding changes to our expectations about future estimated revenues. In the first quarter of 2017, we did not identify any additional events that required us to perform an impairment test related to the Wellman trade name. If our adjusted expectations of recovery, both in size and timing, in CBF’s end markets do not materialize, or the weighted average cost of capital increases (based on increases in interest rates, market rates of return, and market volatility), the Company may be required to record additional impairment charges.

Goodwill

In the first quarter of 2017, we adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment (see Note 2 to the Consolidated Financial Statements in Item 1). This ASU eliminated step 2 of the goodwill impairment test described in Critical Accounting Estimates in our 2016 10-K. While the elimination of step 2 will reduce the cost and complexity of performing goodwill impairment tests, it could result in different amounts being recognized in future periods versus the single-step test, as we will no longer be required to perform a hypothetical purchase price allocation to measure the goodwill impairment. This hypothetical purchase price allocation required the reporting unit’s underlying net assets be measured at fair value with differences from their carrying values either increasing or decreasing the hypothetical amount of goodwill and therefore increasing or decreasing any potential goodwill impairment loss.

We estimate the fair value of our reporting units primarily based on the income approach utilizing the discounted cash flow method. We also utilize fair value estimates derived from the market approach utilizing the public company market multiple method to validate the results of the discounted cash flow method, which require us to make assumptions about the applicability of those multiples to our reporting units. The discounted cash flow method requires us to estimate future cash flows and discount those amounts to present value. The key assumptions that drive fair value include:

•
Industry weighted-average cost of capital (“WACC”): We utilize a WACC relative to each reporting unit’s industry as the discount rate for estimated future cash flows. The WACC is intended to represent a rate of return that would be expected by a market place participant.

•	Revenue growth rates: We utilize a revenue growth rate based on historical growth patterns, industry analysis and management’s experience, which vary based on the reporting unit being evaluated.

•	EBIT margins: We utilize historical and expected EBIT margins, which vary based on the projections of each reporting unit being evaluated.

The methods and key assumptions utilized to determine the fair value of our reporting units will not change as a result of adopting this ASU.

During 2016, we recognized a goodwill impairment charge of $130.0 million related to our CBF reporting unit, primarily reflecting continued declines in sales related to overall market conditions and lower expectations of recovery in CBF’s various end markets. We continue to closely monitor actual results versus expectations as well as whether and to what extent any significant changes in current events or conditions result in corresponding changes to our expectations about future estimated cash flows as well as the weighted average cost of capital. If our adjusted expectations of recovery, both in size and timing in CBF’s end markets do not materialize, or the WACC increases (based on increases in interest rates, market rates of return, and market volatility), we may be required to record additional intangible asset and goodwill impairment charges, which may be material. At December 31, 2016, goodwill allocated to the CBF reporting unit totaled $96.4 million and the carrying value of the CBF reporting unit exceeded its fair value by 5 percent. In the first quarter of 2017, we did not identify any additional events that required us to perform an impairment test related to goodwill of the CBF reporting unit.

While we believe our conclusions regarding the estimates of fair value of our CBF reporting unit, and the Wellman trade name is appropriate, these estimates are subject to uncertainty and by nature include judgments and estimates regarding various factors including the rate and extent of growth in the markets that our reporting units serve, the realization of future sales price increases, fluctuations in exchange rates, fluctuations in price and availability of key raw materials, future operating efficiencies, and discount rates.

Please do not hesitate to call me at (480) 781-5056 with any questions regarding the foregoing.

Sincerely,

/s/ Robert M. Roche
Robert M. Roche
Vice President and Chief Financial Officer